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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [x] Form 40-F ____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                  Yes_____ No___[x]___

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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RESOLUTION TO INCORPORATE CHOHUNG BANK AS A WHOLLY-OWNED SUBSIDIARY

Shinhan Financial Group ("SFG" or "the Group"), currently holding 81.15% ownership of Chohung Bank decided to acquire the minority common shares (18.85% of total Chohung common shares or 135,548,285) of Chohung Bank by the end of June 2004 through the small-scale share swap pursuant to the resolution of the BOD meeting held on April 12, 2004. The Group will also provide a tender offer for the 20% or 27,109,657 shares of the Chohung minority shares before the share swap.

The exchange ratio for the share swap has been determined by the market value calculated in compliance with the related regulations at 0.1354, which means one common share of Shinhan Financial Group will be exchanged into 7.38 shares of Chohung Bank common shares (or one common share of Chohung Bank exchanged into 0.1354 common share of SFG). Shareholders of Chohung Bank who are against the share swap are entitled for a right to ask Chohung Bank to buy back its shares at KRW 3,067. However, the shareholders of the Group are not entitled for the buy-back option as this program is small-scale-share swap. The share swap is scheduled for June 22, 2004.

Shinhan Financial Group will make a tender offer for 20% or 27,109,657 shares of the Chohung minority common shares from April 26, 2004 to May 17, 2004 at KRW 3,500 per share, which is 12% premium over the lasted market price KRW 3,120 as of April 9, 2004. The Group will purchase all of the shares subscribed for the tender offer; however, if the tendered shares exceed the 20% or 27,109,657, the group will only purchase the scheduled 27,109,657 shares on pro rata basis.

The minority shareholders of Chohung Bank have three options other than market trading; they can 1) participate in the tender offer from SFG, 2) decide to have their shares to be exchanged into SFG common shares, or 3) ask Chohung Bank to buy back their shares in case they are against the share swap.

The followings are detailed information concerning the share swap and tender offer

1. Exchange Ratio for Share Swap
   - The ratio has been determined based on the following rule:
   *Based on Market closing price prior to the date of the BOD meeting (filing date of share swap report), lesser price between (1) or (2), is applied for exchange ratio

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     calculation.

     <1>  Arithmetic mean of three (3) trading volume-weighted averages- for one
          (1) month, one (1) week, and most recent closing price, counting backwards from record date

     <2>  Most recent market closing price
   - The applicable market price for the exchange ratio
     Common share of Shinhan Financial Group: KRW 22,143
     Common share of Chohung Bank: KRW 2,998

 2. Tender Offer
   - Number of Shares for Tender Offer: 27,109,657 common shares of Chohung Bank
   - Tender Offer Price (purchasing price): KRW 3,500
   - Total Consideration: KRW 94.9 billion

 3. Detailed Schedule for the Share Swap and Tender Offer
   - April 12, 2004 (Mon):      BOD resolution of the Stock Swap
   - April 21, 2004 (Wed):      Record Date for Shareholders entitled to vote
   - April 20, 2004(Tue)
     ~ April 26, 2004(Mon):      Dissent period for shareholders of SFG
   - April 26, 2004 (Mon)
     ~ May 17, 2004 (Mon):      Tender offer period
   - May 24, 2004 (Mon):        General Shareholders Meeting of Chohung Bank
   - May 25, 2004 (Tue)
     ~ June 3, 2004 (Thur):     Buy-back exercise period for dissenting Chohung
                                Bank shareholders
   - June 22, 2004 (Tue):       Exchange Chohung Bank shares into SFG shares

    Note 1) Above schedule is subject to possible changes based on consultation with the related regulatory parties.

    Note 2) General shareholders meeting of Shinhan Financial Group is not held as small-scale share swap is only required, in addition, buy-back option is not entitled to SFG shareholders as well.



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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : April 13, 2004